SCHEDULE 14A
SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section
240.14a-11(c) or Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Paul Mueller Company

Name of Person(s) Filing Proxy Statement:

Sheet Metal Workers International Association

Payment of Filing Fee (check the appropriate box)

[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii),
14a-6(i)(1), or 14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and 0-11.

   Second Revised     Preliminary Proxy Statement For release
to Shareholders    3/21/01

Sheet Metal Workers International Association
1750 New York Avenue NW
Washington, D.C. 20006
Tel. (800) 457-7694
Fax: (202) 662-0891

ANNUAL MEETING OF SHAREHOLDERS
PAUL MUELLER COMPANY
May 7, 2001 10:00 a.m.
1600 West Phelps Street
Springfield MO 65802

VOTE FOR AN ALTERNATIVE CANDIDATE FOR THE BOARD OF
DIRECTORS - VOTE FOR THE PROPOSAL TO REQUIRE THE POISON PILL
BE PUT UP FOR SHAREHOLDER VOTE

To Fellow Paul Mueller Company shareholders:

I. ELECT BUSINESS ATTORNEY JAY SUSHELSKY TO THE BOARD
OF DIRECTORS

Our local and its members own stock in the Company and also have interests going beyond stock ownership, as the Local represents about 400 Company employees in collective bargaining over a new contract.

Last year the Company's Board rearranged Board seats and thereby avoided putting up for reelection David Moore, Mr.
Mueller's grandson. However, this year he must run for reelection. We have located an excellent alternative candidate for shareholders, Jay E. Sushelsky.

He is a business attorney with over 18 years experience representing small businesses. He is also a director of Epi-Camp, Inc. and on the advisory boards of Lawson
Screen Products Inc. and Midwest Software Labs, Inc.F1

----------------------------
<F1>:  Epi-Camp Inc. provides therapeutic services to
epileptic children; Lawson manufactures and supplies screen printing presses and related items; Midwest tests new software for software users. The Lawson and Midwest advisory boards are composed of independent professionals advising management on management issues, and are distinct from those companies' boards of directors.

Mr. Sushelsky has no prior dealings with our union, and has never represented a union - in fact, as an attorney he has represented clients in suing unions. His education and training will bring much added value to the Board. He has given us no indication what he would do with respect to any particular employee issues. Instead, he will bring greater independence to the Board which we believe will benefit both employees and shareholders.

Background Information on Jay Sushelsky

Age: 47

Shares of Paul Mueller stock purchased with own funds:
500 shares.

Primary Occupation in Last 5 Years: Partner in the law firm of Descher & Sushelsky (formerly Descher & Schultz), 3/1/98 to present. Previously a sole practitioner. Represents primarily small businesses.

Board experience: Member, Board of Directors, Epi-Camp,
Inc.; Member, Advisory Boards of Lawson Screen Products, Inc. and
Midwest Software Test Labs, Inc.

Education: B.A. Tufts University, 1975; J.D. Washington
University, 1980.

Other client references: Ron Kramer, CEO, Parasol
Systems, Inc., St. Louis, MO; Charlotte Hartman, Administrative
Assistant to Board, West County EMS & Fire Protection District,
Manchester, MO.

Background Information on David Moore (as of management's proxy statement for 2000)

Age: 29

Shares of Paul Mueller stock purchased with own funds:
???

Director since 1997.

Current and prior occupations, according to Company's proxy statements:

1997-present: Vice President, Product Development,
Corporate Document Systems LLC, a private company which distributes corporate documents through the Internet.

1995-97: Director of Technical Services of Access
Corporation, a computer software company.  Prior positions:
Technician for Access Corporation, and student, Physics
Dept., Kansas State University.

COURTS UPHOLD CUSTOMER LAWSUIT AGAINST MUELLER FOR USING
DEFECTIVE MATERIALS

Here's an example of why we think the Company needs help on its Board: in 1999, the Company paid its customer Alcon Labs $1,875,000 due to Alcon's lawsuit over the rusting of tanks supplied by the Company in the early 1990's. This payment occurred after the Company's attorneys spent many hours
(and presumably many dollars) unsuccessfully appealing the jury verdict and judgment for approximately $1.7 million.

In rejecting the Company's appeal, the Texas Court of Appeals relied heavily on its observation that "the evidence at trial showed that the rust and corrosion problems were caused by Mueller's use of defective stainless steel, and Mueller does not challenge that evidence on appeal." Paul Mueller Company v. Alcon Laboratories,993 S.W.2d 851, 857 (Tex. App. May 1999).

CONCLUSION

Mr. Sushelsky has the time, desire and knowledge to improve the performance of Paul Mueller Company. We recommend a vote FOR Mr.
Sushelsky on the enclosed proxy card.

II. OUR PROPOSAL TO REQUIRE SHAREHOLDER APPROVAL BEFORE
A POISON PILL IS CONTINUED

The Board here adopted a poison pill in 1991 without a shareholder vote. That pill expired 1/29/01, but rather than wait a few weeks until the shareholders meeting and let you vote on whether to have a pill, the Board in January 2001 imposed a new pill, again without putting it before shareholders for a vote.

Shouldn't shareholders have final say over whether their company has a poison pill? That's all our proposal would require.

A "poison pill" (also euphemistically called a "shareholder rights agreement")consists of a plan under which anyone's attempt to buy more than a certain percentage of the Company's stock without Board approval triggers a right in all other shareholders to buy shares at a discount - thus diluting the acquirer's stock.

Last year, we presented a shareholder proposal seeking to require the Board get shareholder approval before continuing the Company's poison pill. While the largest institutional shareholders voted for this proposal, it was defeated because of the votes of individual shareholders. The Company's Chief Financial Officer Don Golik then was quoted by the Springfield News-Leader as follows: "We feel that we have a lot of smaller shareholders that are not as sophisticated as larger institutional investors."

We feel this is an insult to your intelligence.

We believe the practical effect of such a plan is to force someone interested in buying a large block of stock to get permission from the Board. We believe such a plan represents Board interference in your ability to decide when (and to whom) to sell your stock.

We believe the new pill is worse than the old: the new pill is triggered by an intent to acquire 15% of the stock, whereas the old pill was not triggered until 20%.

Management argues the pill can protect shareholders by allowing a board to resist "coercive" offers. However, the problem is that the pill is not limited to coercive offers
- it applies to anyone's effort to buy 15% without the Board's blessing, even if that effort is not "coercive."

   Prior to the acquisition of the trigger amount, the board can redeem the rights if it wishes (perhaps because it finds an offer is in shareholders' best interests or determines an offer is not coercive). However, the plan does not mandate such a redemption.

A pill in our view opens the door to Board members using their veto power to keep themselves (or friends in management) from losing their positions. Pill supporters counter that rejecting an offer simply to entrench oneself or one's friends would breach directors' fiduciary duties. However, we believe fear of a change in control may have an unconscious effect on how a board responds to an offer. Also, if the pill was used in breach of fiduciary duty, for shareholders to prove this in court is difficult, expensive, and time-consuming for everyone involved. We believe the temptation offered by a pill should be eliminated.

Shareholder proposals against pills received an average vote of 54.9% in favor in 1997, 57.4% in 1998, and 61.6% in 1999, according to the Investor Responsibility Research Center. (Vote as a percentage of shares voted for and against, abstentions excluded.)

Appendix A to this proxy statement contains the full text of our proposal to amend the articles and bylaws to require that the Board obtain shareholder approval before maintaining a poison
pill.   FN2      Further details on the new pill is contained in
Appendix B to this statement.

Please vote FOR our proposal.

III. COMPANY STOCK PRICE PERFORMANCE

GRAPH: Company vs. S&P 500.

IV. FURTHER INFORMATION ON THE ELECTION OF DIRECTORS

As of most recent reports, the Company has 7 directors: retired chairman Paul Mueller (age 85), his grandson Mr. Moore; Mueller executives Dan Manna and Don Golik (Golik is also up for reelection this year), and three businessmen whose terms expire in 2002 and are apparently not employed by the Company nor in the Mueller family(William Johnson, consultant; William Patterson, Stonecreek Management LLC; and just appointed this year, Melvin Volmert, Ardent Capital LLC).

The Company has a system of cumulative voting in the election of directors. This means each share of stock has as many votes as there are vacancies, and you can distribute these votes among as many candidates as you wish. There can be no guarantee that all nominees of the incumbent Board will be willing to serve with Mr. Sushelsky; however, they have given no indication that they would decline to do so.







__________________
   FN2: While we believe (based on advice of counsel at Davis, Cowell & Bowe) that shareholders have the power under Missouri law and the Company's articles and bylaws to amend the articles and bylaws to restrict poison pills, no assurances can be offered in this regard. The proposal provides that if shareholders are not permitted by law to bind the board on this subject, the proposal should be deemed just a recommendation to the board.

V. VOTING PROCEDURES

PLEASE USE THE ENCLOSED PROXY CARD: it allows Mr. Sushelsky and SMWIA General Counsel Patrick Riley to present your voting instructions at the shareholders meeting. Management will also send you a proxy card later which we believe will include our proposal, but probably not a box allowing you to vote for Mr. Sushelsky. If you support his candidacy, you should ignore the management card: if you send it in, it cancels out any previous vote you cast for Mr. Sushelsky.

You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person.

Passage of the proposal will require a favorable vote by a majority of outstanding stock -- thus it is important that everyone vote. We intend to solicit at least a majority of the voting power of the outstanding stock. The record date for eligibility to vote is March 16, 2001. We seek no discretionary voting authority for the meeting. The board election and this proposal are the only matters listed by management as coming up for a vote at this meeting (the Company's bylaws require any shareholder wishing to bring matters before the meeting to have given notice at least 90 days before the meeting). If you sign and date the enclosed card but do not instruct us how to vote, your stock will be voted FOR Mr. Sushelsky and the proposal. We incorporate by reference all other information concerning the board of directors and voting procedures contained in management's 2001 proxy statement at pages 2-5.

VI. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation are Sheet Metal
Workers International Association (SMWIA), its local affiliate (Local 208) and Mr. Sushelsky. Local 208 owns 90 shares of Company common stock and represents approximately 400 Mueller employees for collective bargaining purposes, some of whom advise us they also own Company stock in undetermined amounts. Mr. Sushelsky beneficially owns 500 shares of common stock and his business address is 231 So. Bemiston Ave., Suite 1111, St. Louis MO 63105. SMWIA's business address is above. Local 208 is at 314 W. Pershing St.,Springfield MO 65806-2112.

Mr. Sushelsky has not made SMWIA or Local 208 any promises or assurances as to labor matters. He has received nothing of value from these other participants except help with this proxy solicitation, which includes SMWIA's agreement to indemnify him.

He has had no litigation or transactions with the Company nor SMWIA nor any SMWIA affiliate. No participant has any arrangements, contracts or understanding with anyone concerning transactions in the Company's stock, future employment by the Company or its affiliates, or any future transactions to which Company or any of its affiliates may be a party. The only transactions with Company stock in which the participants have engaged in the last 2 years have been their purchases of their stock on the open market with their own money (Sushelsky, 1/29/01; Local 208, 7/27/99). SMWIA will bear all solicitation costs (anticipated at $5000) and will not seek reimbursement from the Company. SMWIA will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but SMWIA may also hire an outside solicitor. SMWIA will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

While we do not seek your support as to labor matters, if you consider such matters relevant to your vote, the following is their current status: the strike called in 1995 and related picketing has been completely over for several months. Most employees returned to work at the Union's urging in 1996. Negotiations over a new collective bargaining agreement are underway. All proxy votes returned to SMWIA will be presented at the meeting regardless of the outcome of
such negotiations.    One of several issues in dispute is whether
the company and the local will have a union security agreement: currently, the local is required by law to represent all bargaining unit employees, regardless of whether they are paying dues, and some are not paying dues. A union security agreement requires employees pay a fee for this representational service. We believe such an agreement would have no cost to the Company. Union actions in response to the bargaining dispute might impact
Company sales and/or profits.     Two complaints issued by the
General Counsel of the National Labor Relations Board are awaiting decision by the Board. SMWIA does not believe the outcome of these proceedings will have any material effect on the finances of the Company, the Local or SMWIA.

VII. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS:

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a-8, then he or she has the legal right to have a proposal appear in management's proxy statement and proxy card. The deadline for shareholders to submit proposals for inclusion in management's proxy materials for the year 2002 is December. 2, 2001.

VIII. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND
5% OWNERS

The latest information we have in this regard is management's
2001 preliminary proxy statement at pages 4 and 10-13, incorporated herein by reference.

PLEASE RETURN THE ENCLOSED PROXY CARD TODAY.

For more information, contact SMWIA's Research & Education
Department at (800)457-7694.

VOTE FOR JAY E. SUSHELSKY IN THE BOARD ELECTION
VOTE FOR THE PROPOSAL TO REQUIRE SHAREHOLDER APPROVAL
BEFORE ANY POISON PILL IS MAINTAINED

APPENDIX A.
TEXT OF SHAREHOLDER PROPOSAL

RESOLVED, that the following be added to the Corporation's Bylaws and Articles:

Poison Pills (Shareholder Rights Plans)

A. The Corporation shall not maintain a shareholder rights plan, rights agreement or any other form of "poison pill" making it more difficult or expensive to acquire large holdings of the Corporation's stock, unless such plan is first approved by a majority shareholder vote.

B. A majority of shares voted shall suffice to approve such a plan.

C. The Corporation shall redeem any such rights now in effect.

D. Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.

E. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation that the Board not adopt a poison pill without shareholder approval.

APPENDIX B

FURTHER INFORMATION ABOUT THE COMPANY'S POISON PILL:

On January 29, 2001, the Board adopted the poison pill by declaring a dividend of one common stock purchase right for each outstanding share of common stock. Each Right entitles the registered holder to receive stock having twice the exercise price of the Right (currently $117.25, but subject to adjustment). The Rights are not exercisable until the Distribution Date, defined as 10 days following an announcement that a person or group of affiliated or associated persons has acquired or intends to acquire 15% or more of the Company's stock. The Board's "independent directors" may redeem the Rights prior to any acquisition of 15% or more at a price of one
(1) cent per Right. The Rights may also be redeemed in the following exceptional situation: if a bidder is interested in acquiring all the shares of the company for cash only, and such bidder does not own more than 1% of the Company's stock (and has not owned more than 1% in the prior year and never disclosed any intent to influence or acquire the Company), and has written financing commitments and an investment banker's opinion that the price he offers is fair, then the Board must put the bidder's proposal up for a shareholder vote in 60-90 days. If a majority of outstanding stock votes in favor of the proposal, then the Rights will be redeemed if the bidder pays in full within 60 days. The Rights expire January 29, 2011.

A copy of the poison pill (also known as the "Shareholder Rights Agreement" was filed with the SEC on January 31, 2001 on Form 8 incorporated herein by this reference) and is available at www.sec.gov or from the Company's headquarters free of charge.

PROXY CARD
solicited by SMWIA for Annual Shareholders Meeting of Paul Mueller Company, May 7, 2001

The undersigned hereby designates Jay E. Sushelsky and Patrick Riley, with full power of substitution, as the proxy of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Paul Mueller Company annual shareholders meeting for 2001. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF DIRECTORS

CUMULATE VOTES FOR JAY E. SUSHELSKY: [ ]

WITHHOLD AUTHORITY AS TO MR. SUSHELSKY: [ ]

2. PROPOSAL TO REQUIRE SHAREHOLDER APPROVAL BEFORE ANY
POISON PILL IS MAINTAINED

FOR THIS PROPOSAL: [ ]

AGAINST: [ ]

ABSTAIN: [ ]

WE RECOMMEND A VOTE FOR BOTH MR. SUSHELSKY AND THE PROPOSAL TO
REQUIRE SHAREHOLDER APPROVAL BEFORE ANY POISON PILL IS
MAINTAINED

Dated: ________

SIGNATURE:_______________________________________

PRINT SHAREHOLDER NAME:____________________________________

Optional information to help us keep you informed:

# SHARES _______ Telephone ___________

Fax_________________

E-mail address:_________________________________________

Mail to us in the enclosed envelope or fax to (202)662-0895.